CERTIFICATE OF QUALIFIED PERSON

Thomas L. Drielick

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Thomas L. Drielick, P.E; of M3 Engineering & Technology Corporation 2051 W. Sunset Rd. Suite 101, Tucson, Arizona, 85704, Metallurgical Engineer, do hereby certify that:

1. I am employed by and carried out this assignment for M3 Engineering & Technology Corporation.

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   B.S. Metallurgical Engineering, Michigan Technological University, and
   MBA, Southern Illinois University

4. I am a member in good standing for Mining, Metallurgy and Exploration, Inc. (SME) and the American Association of Cost Engineers (AACE).

5. I have worked in the industry as an engineer continuously since 1971, a period of 40 years;.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for Section 7, Process Plant, presented in this report.

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of' NI43 101;

10. As of' the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

11. I consent to the filing of' this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Thomas L. Drielick, P.E.